Exhibit 99.1

GKN Hoeganaes to support First Phosphate in LFP cathode active material development

Cinnaminson, New Jersey, November 20, 2024  – GKN Hoeganaes, a division of GKN Powder Metallurgy and one of the largest iron powder producers globally, today announces a strategic collaboration with First Phosphate (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0). This partnership marks a significant step toward establishing a North American supply chain for lithium iron phosphate (LFP) batteries, a critical component for the electric vehicle (EV) and energy storage industries.

The partnership follows GKN Hoeganaes’ successful integration of First Phosphate’s magnetite into its proprietary Ancorsteel melting process. This innovative process has led to the development of a high-purity iron powder, which serves as a precursor for lithium iron phosphate cathode active material, necessary for the production of LFP batteries.

LFP batteries, known for their cost-effectiveness, safety, and stable raw material availability, are increasingly in demand for EVs and stationary energy storage systems. In support of this demand, the collaboration marks one of the first substantial efforts to establish a North American production line for LFP battery components, helping reduce dependency on international supply chains.

“Partnering with First Phosphate enables us to contribute our advanced iron powder technology to a rapidly growing industry that is focused on clean and efficient energy storage solutions”, said Matthias Voss, President at GKN Hoeganaes. “This collaboration underscores our commitment to fostering a local supply chain for LFP batteries, addressing both sustainability and technological innovation.”

First Phosphate is set to integrate high purity Ancorsteel into its upcoming iron phosphate precursor (FP pCAM) and lithium iron phosphate cathode active material (LFP CAM) production facility in Saguenay-Lac-St-Jean, Quebec, with ambitions to reach 400,000 tonnes per annum by 2032.  Supporting this vision, GKN Hoeganaes is prepared to scale its Gallatin, Tennessee operations, already the world’s largest steel atomizing plant, and will be providing its research and development facilities in Cinnaminson, New Jersey, for process enhancement and optimization.

“Working with GKN Hoeganaes to bring Ancorsteel to the market is a vital step in advancing our mission to create a sustainable and locally sourced LFP battery supply chain”, said John Passalacqua, CEO at First Phosphate. “This partnership combines our high-quality phosphate resources with GKN Hoeganaes’ expertise in iron powder production, setting the stage for a robust North American battery ecosystem.”

A key differentiator of this newly developed Ancorsteel material is its composition of sustainable North American iron scrap and magnetite, aligning with non-FEOC standards for domestic production. The partnership aims to secure the production of LFP batteries with domestic, circular, and environmentally friendly materials.

About GKN Hoeganaes

GKN Hoeganaes, part of GKN Powder Metallurgy, is a world leader in the production of water atomized iron and alloy powders, all produced from locally-sourced scrap material.  The business has large-scale powder production plants in North America (Gallatin, TN) and Europe (Buzau, Romania) to produce these materials, as well as a joint venture in Bazhou, China.

GKN Hoeganaes has produced powder for over 70 years and specializes in high volume, customizable metal powder production, tailored to fit customer requirements.

About GKN Powder Metallurgy

GKN Powder Metallurgy is a world-leading provider of powder metal materials, components, and solutions. In co-development with its customers and business partners, the company uses a unique range of best-in-class powder metallurgy technology to solve complex challenges in the automotive and industrial industries, delivering sustainable and innovative solutions.

GKN Powder Metallurgy is dedicated to achieving sustainable goals by providing leading powder metal expertise, innovative engineering, and extensive process experience to transform ideas into reality.

Part of the Dowlais Group plc, GKN Powder Metallurgy employs over 5,000 forward-thinking experts across 28 manufacturing locations and two innovation centers, ensuring the highest level of engineering excellence around the globe.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint.

First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source.

First Phosphate is owner and developer of the Bégin-Lamarche property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

Press Contact for GKN Powder Metallurgy:

Christiaan P. Klaus

Global Strategic Marketing Manager

christiaan.klaus@gknpm.com

Press Contact for First Phosphate Corp:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; the future demand for LFP batteries; the Company’s completion and operation of industrial facilities, including FP pCAM and LFP CAM production facilities, and the nature of the outputs and the timing of commencement of initial production from such facilities; the future integration of operations between the parties; and scaling of GKN Hoeganaes facilities the provision of R&D facilities.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; key personnel continuing their employment with the Company; continued increasing demand for LFP batteries; the Company obtaining necessary financing, approvals, equipment and technology, and the completion of all other matters necessary for the construction and operation of the Company’s industrial facilities, including FP pCAM and LFP CAM production facilities; and the scaling of GKN Hoeganaes facilities the provision of R&D facilities, within the disclosed timelines and on terms acceptable to the parties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Annual report on Form 20-F dated July 8, 2024 and Management Discussion and Analysis dated October 21, 2024 which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.